Mail Stop 3-8

      March 14, 2005




By Facsimile and U.S. Mail

Mr. Scott D. Farmer
President and Chief Executive Officer
Cintas Corporation
6800 Cintas Boulevard
Cincinnati, Ohio  45262-5737

      Re:    Form 10-K for the year ended May 31, 2004
                Form 10-Q for the quarter ended November 30, 2004
                File No.  0-11399

Dear Mr. Farmer:

      We have reviewed your response to our prior comments dated
November 19, 2004. Our review resulted in the following additional comments. All page references are keyed to the filings you submitted in electronic form on EDGAR.

FORM 10-K FOR THE YEAR ENDED MAY 31, 2004

Item 3.  Legal Proceedings, page 5

1. Please note that Item 103 of Regulation S-K requires, as applicable, a discussion of any material pending litigation. Please also note that instruction 5.C. to Item 103 requires that you also report any litigation in which a governmental authority is a party to a proceeding regarding the violation of a statute or regulation by the discharge of materials into the environment, unless you have a reasonable belief that the proceedings would result in no monetary damages or in damages in an amount less than $100,000. In this regard, we are aware of the State of Connecticut`s legal proceedings concerning allegations that you violated the terms of your state permit for the discharge of treated industrial laundry wastewater. Please advise or revise your disclosure accordingly.

2. We also are aware of the Petition for Summary Enforcement of Inspector General Subpoena filed on behalf of the United States Postal Service on February 9, 2005 in the matter of United States v.
Cintas Corporation. Please advise us whether you should include disclosure in response to Item 103 of Regulation S-K or revise your disclosure accordingly.

General

		We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

		Please send us your response to our comment within ten days from the date of this letter. You should provide a cover letter keying your response to our comment, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with our comment is not appropriate, please tell us why in your letter.
Your
supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-
T.



If you have any questions regarding our comment, please direct them to Scott Anderegg at (202) 942-2868, Staff Attorney, or in his absence, to Ellie Quarles, Special Counsel, at (202) 942-1859. Any other questions regarding disclosure issues may be directed to me at
(202) 942-2823.

							Sincerely,



							Michael Moran
							Accounting Branch Chief

??

??

??

??


Mr. Scott D. Farmer
Cintas Corporation
March 15, 2005
Page 1